Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026453

REGISTRANT'S NAME Gammon Lake Resources

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

APR 11 2002

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 4909 FISCAL YEAR 7-31-01

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/8/02

Gammon Lake

Resources Inc.

Annual Report

2001

TSE : GAM

Dear Shareholders,

Through the last fiscal year, the Company completed a very aggressive and highly successful drill program at the Ocampo Project in Chihuahua State, Mexico which has resulted in a total of 310 holes and 40,000 meters of drilling.

Many of the grades confirmed by assay were extraordinary and have helped confirm the presence of substantial mineralization at Ocampo, and in most every deposit outlined the mineralization remained open to depth and along strike.

The Company secured a resource estimate study audited by world respected geological consultants Watts, Griffis and McOuat Limited during the year. That study outlined 1,797,200 contained ounces of gold equivalent in the measured and indicated categories and 637,000 inferred ounces.

Further to that, column test work conducted by Kappes, Cassiday and Associates (KCA), leading experts in gold and silver heap leach metallurgy, have yielded exceptional recovery results; averaging 85.7% for gold and 82.2% for silver. Earlier bottle roll metallurgy tests completed by KCA produced very encouraging results with average gold recoveries of 97.1% and average silver recoveries of 83.4%. Management is particularly excited as the silver represents approximately 40% of the in situ resource value and recovery levels greatly exceeded expectations.

I have outlined the very positive results of the metallurgy and resource estimate studies to make the point that, notwithstanding that the Company's share value has had a difficult time in the market the last number of months, shareholders should not lose sight of the fact, and management certainly has not, that drilling and assay results completed to date confirm the presence of significant mineralization, at very good grades, and that the Company has a very valuable asset in the Ocampo concessions.

Management of the Company was successful in effecting a renegotiation of the payment schedule with both of the Company's Mexican partners. Those changes represented an extremely positive turn of events for the Company, and management expects the new contractual relationship with Soyopa to make the Company very much more attractive to new investors, the brokerage community, financial institutions and mining companies with which management is pursuing ongoing discussions.

The next major step for the Company is the successful completion of a Feasibility Study. Such a study will provide the Company with confirmation of the true economic value of the project and is a major step in bringing the Ocampo project to production.

Yours truly,

Fred George
President

Location Map


El Paso
Cuidad Juarez
San Pedro Corralitos
Nuevo Casas Grandes
Nacozari
SONORA
CHIHUAHUA
MAP AREA
(CHIHUAHUA)
Gulf Of Mexico
Pacific Ocean
MEXICO
Dolores
Mulatos
Yecora
Pinos Altos
La Junta
Ciudad Chihuahua
Santa Eulalia
Plomosas
San Carlos
La Perla
Moris
OCAMPO PROJECT
Cusihuiriachic
Naica
COAHUILA
Palmarejo
Millonaria
Urique
Reforma
Batopilas
Parral
San Fco. del Oro
Sta. Barbara
Lluvia de Oro
Choix
Morelos
La Dura
Calabacillas
Nepomuceno
Guadalupe y Calvo
SINALOA
Los Mochis
Tamenapa
DURANGO
Torreon
Gulf Of California
Legend:
Mining district
Road
Railroad
Town
0 40 200
Kilometres
Ocampo Gold-Silver Project
Chihuahua, Mexico
Property Location Map Showing
Mining Districts of Chihuahua

Location and Infrastructure

- Located in the Sierra Madre Occidental Metallogenic Province, Chihuahua, Mexico.
- 25 road kilometers from Highway 16, a major transportation route across northern Mexico.
- Access from the highway is via a government maintained road.
- Well-developed local infrastructure and work force familiar with mining operations.

Mining in Mexico

- Mexico is the world's largest silver producer and home to the worlds 4th largest zinc refining complex.
- Metals production is recognized as a major contributor to the country's balance of payments with a direct effect on its currency valuation.
- With a mining history dating back over 400 years Mexico has effective mining and mineral right ownership laws.
- Mineral development has precedence over surface use.
- Mine permitting is a technical and engineering issue not a political and emotional one.
- Mining is recognized by the government as providing high paying jobs and raising the worker's standard of living.
- Gammon Lake has excellent relations at both the state and federal levels of government.

Geology and Mineralization

- Ore grade gold and silver mineralization is hosted in structurally prepared shear zones.
- Low sulfidation epithermal type mineralization.
- Host rocks consist of andesitic to rhyolitc flows, tuffs and agglomerates.
- The known ore horizon exceeds 700 meters in elevational thickness with no known increase in base metals.
- Covered deposits maybe present in areas covered by younger volcanics.

Ocampo Gold Silver Project
Current Resources

Resource by Category	Grade (g/t			Tonnes	Ounces		
	Gold	Silver	Eau		Gold	Silver	EAu*
Measured and Indicated	1.44	57	2.58	21,690,000	1,003,800	39,650,000	1,796,800
Inferred Resource	1.7	86	3.42	5,800,000	317,000	16,040,000	637,000

* 50g of silver equivalent to 1g of gold, with a gold price of US $260 per oz. and a silver price of US $5.20 per oz.

Source: Watts, Griffis and McOuat Limited

Ocampo Gold Silver Project
Metallurgy

- Work to date has shown excellent gold and silver recoveries may be achievable with heap leach extraction techniques.

Size, mm	% Gold Recovery	% Silver Recovery
9.5	88	63
1.7	91	76

- Low reagent consumption

Size, mm	NaCN, kg/t	Lime, kg/t
9.5	0.28	1.00
1.7	0.69	1.02

Source: Kappes, Cassiday and Associates

Ocampo Gold Silver Project
Proposed Work

Feasibility Study

- Drilling to upgrade to reserve status.
- Metallurgical tests to determine processing method.
- Processing facility design work and mine plan.
- Involvement of financial institution at early stage.

Objective: **Producing Low Cost Mine**

On Going Exploration Program

- Drilling to test the +700 meter thick mineralized horizon.
- Drilling the northwest high sulfidation targets, and extensions of known mineralized structures.

Objective: **Substantially Increase Project Resource Base**

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This Annual Report includes certain "forward-looking statements". All statements other than statements of historical fact, included in this report, including, without limitation, statements regarding potential mineralization and reserves, explorátion results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Directors' Report

Gammon Lake Resources Inc. continues to direct the majority of its human and financial resources to the exploration and development of the Ocampo Project, located at Chihuahua State, Mexico.

As the Company goes forward, it is anticipated that the focus will change from pure exploration to an advanced development project and ultimately to production.

The board realizes that successful completion of advanced development and production will require some change in the mix of talents and experience at the board and management levels of the company and initiatives are being pursued to effect that result.

The directors believe that the company is very substantially undervalued, particularly in light of the Resource Estimate Study and very positive metallurgy test results received during the period. Conditions in the market generally have been very challenging and do not reflect the true value of the Company.

Management of the company has again proven its capacity to raise capital necessary to finance its exploration and development initiatives. During the fiscal year ended July 31, 2001, the Company successfully raised $4,525,000 through a special warrants offering announced in August 2000. Subsequently the company was able to raise a further $1,027,000 through a special warrants offering announced in 2001.

Gammon Lake's working capital as at July 31, 2001 was $ 1,018,392. Expenses for the fiscal year ended July 31, 2001 increased from $1,028,262 to $1,669,255 due to the fact that the Company undertook one of the largest and most aggressive exploration projects in all of Mexico during the period.

The directors are confident that the Company has the necessary financial resources to meet its project development and corporate requirements for the next number months. The Ocampo Project continues to be the focus of the Company's efforts and the directors are very optimistic that the next fiscal year will bring significant positive advances in its development and the fortunes of the Company.

Managements Discussion and Analysis

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2001, 2000 and 1999.

Overview

The following discussion and analysis provides a summary of selected audited consolidated financial information for the twelve months ended July 31, 2001, 2000 and 1999, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries.

The Corporation's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital.

Selected Consolidated Financial Information

Annual Information

Twelve Months Ended July 31, 2001 , 2000 and 1999

(a) *Consolidated Balance Sheet Data*

	2001 (1)	2000	1999
	($)	($)	($)
Working capital	1,838,232 [(1)]	2,788,051	1,001,230
Current Assets	2,021,138 [(1)]	3,059,323	1,196,030
Capital Assets	29,577	33,868	27,668
Mineral properties & related deferred costs	22,583,821	11,713,818	2,822,058
Current Liabilities	182,906	271,272	194,800
Shareholder's Equity	24,451,630 [(1)]	14,535,737	3,850,956

(b) *Consolidated Statement of Loss and Deficit Data*

	2001	2000	1999
	($)	($)	($)
Interest Income	108,703	133,646	13,809
Expenses	1,669,255	1,028,262	384,990
Losses	1,560,552	894,616	371,181

Write-down of Abandoned Mineral Properties	150,784	44,064	17,335
Net Loss	1,711,336	938,680	388,516
Net Loss (per share)	(.09)	(.06)	(.05)
Net Loss (per share, fully diluted) (2)	(.09)	(.06)	(.05)

Quarterly Information (3)

	Three Months Ended October 31, 2000 / 1999	Three Months Ended January 31, 2001 / 2000	Three Months Ended April 30, 2001 / 2000	Three Months Ended July 31, 2001 / 2000
Interest Income	$19,128 / $5,103	$50,649 / $9,897	$18,695 / $21,186	$20,231 / $97,460
Interest Income (per share)	$0.001 / $0.000	$0.003 / $0.001	$0.001 / $0.001	$0.001 / $0.006
Interest Income (per share, fully diluted)(2)	$0.001 / $0.000	$0.002 / $0.001	$0.001 / $0.001	$0.001 / $0.005
Net Loss	$279,583 / $147,981	$899,355 / $312,498	$337,727 / $302,189	$194,671 / $176,012
Net Loss (per share)	$(0.015) / $(0.013)	$(0.047) / $(0.021)	$(0.016) / $(0.019)	$(0.009)/ $(0.010)
Net Loss (per share, fully diluted)(2)	$(0.014) / $(0.011)	$(0.042) / $(0.017)	$(0.014) / $(0.017)	$(0.008) / $(0.009)

Notes:

(1) This is a pro forma presentation. Based on the audited consolidated financial statements for the twelve months ended July 31, 2001, working capital, current assets and shareholder's equity were $1,018,392, $1,201,298 and $23,631,790, respectively. The net proceeds from the Corporation's Special Warrant offering (the "Special Warrant Offering"), in the amount of $819,840 after deduction from the gross proceeds ($1,027,000) of the underwriter's fee ($82,160) and the expenses of the offering ($125,000), were received after July 31, 2001 and, as such, are not reflected in the audited statements. The working capital, current assets and shareholder's equity information presented above has been adjusted to reflect the net proceeds from the Special Warrant Offering.

(2) Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

(3) Quarterly information for the three months ended October 31, 1999 and 2000, six months ended January 31, 2000 and 2001, and nine months ended April 30, 2000 and 2001, was obtained from the Corporation's unaudited quarterly financial statements for these periods.

Results of Operations

Twelve Months Ended July 31, 2001

During this period, the Corporation earned income of $108,703 (2000 - $133,646), relating to interest on short-term investments. The Corporation incurred expenses of $1,669,255 (2000 - $1,028,262), of which $5,428 (2000 - $4,540) were due to amortization, $610,547 (2000 - $370,772) to general and administrative expenses, $36,000 (2000 - $36,000) to management fees, $947,027 (2000 - $552,728) to professional fees and $70,253 (2000 - $64,222) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $150,784 (2000 - $44,064) and its net loss for the period was $1,711,336 (2000 - $938,680).

Twelve Months Ended July 31, 2000

During this period, the Corporation earned income of $133,646 (1999 - $13,809), relating to interest on short-term investments. The Corporation incurred expenses of $1,028,262 (1999 - $384,990), of which $4,540 (1999 - $3,184) were due to amortization, $370,772 (1999 - $179,262) to general and administrative expenses, $36,000 (1999 - $36,000) to management fees, $552,728 (1999 - $108,760) to professional fees and $64,222 (1999 - $57,784) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $44,064 (1999 - $17,335) and its net loss for the period was $938,680 (1999 - $388,516).

Twelve Months Ended July 31, 1999

During this period, the Corporation earned income of $13,809 (1998 - $18,169), relating to interest on short-term investments. The Corporation incurred expenses of $384,990 (1998 - $704,473), of which $3,184 (1998 - $1,772) were due to amortization, $179,262 (1998 - $180 ,553) to general and administrative expenses, $36,000 (1998 - $65,115) to management fees, $108,760 (1998 - $397,962) to professional fees and $57,784 (1998 - $59,071) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $17,335 (1998 - $Nil) and its net loss for the period was $388,516 (1998 - $686,304).

Liquidity and Capital Resources

During the twelve months ended July 31, 2001, the Corporation expended a total of $11,019,407 on exploration of the Ocampo Project and $1,380 on exploration of its mineral claims in the Province of Nova Scotia. The $11,019,407 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,719,407 for exploration work paid by cash outlay, and $6,300,000 for arm's length services and property acquisitions paid by the issuance of 2,000,000 shares valued at an average price of $3.15 per share. In addition, during the period, the Corporation paid the amounts of U.S. $750,000 and U.S $487,974, respectively, to Soyopa and Minera Fuerte under the terms of the Soyopa and Minera Fuerte Joint Venture Agreements. Under the terms of the Soyopa Joint Venture Agreement, the Corporation is also required to make an additional payment to Soyopa in the amount of U.S. $225,000 on or prior to October 31, 2001 and expenditures for exploration and a pre-feasibility study in the amount of U.S. $2,000,000 prior to April 24, 2003, as well as payments in the amount of U.S. $4,525,000 and U.S. $13,000,000, respectively, on or prior to April 24, 2003, to complete the acquisition of a 49% interest in the project and purchase all of the outstanding shares of Soyopa and a 100% interest in the project. Under the terms of the Minera Fuerte Joint Venture Agreement, the Corporation is required to pay the amount of $211,526 to Minera Fuerte upon the sale of the Ocampo Project. During the period, the Corporation raised gross proceeds of $5,000,000 by way of a private placement of 1,000,000 special warrants, at a price of $5.00 per special warrant. The underwriter's fee

($350,000) and the expenses of the offering ($125,000) totalled $475,000, resulting in net proceeds to the Corporation of $4,525,000. The net proceeds of the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Corporation received $31,500 from the exercise of options for the purchase of 20,000 Common Shares under the terms of the Corporation's Stock Option Plan, as well as $35,158 from the exercise of 14,063 common share purchase warrants issued pursuant to a private placement completed in 2000. As at July 31, 2001, the Corporation had cash in the amount of $469,915 and working capital of $1,018,392.

Subsequent to July 31, 2001, the Corporation raised gross proceeds of $1,027,000 in connection with the Special Warrant Offering. The Underwriter's fee ($82,160) and the expenses of the offering ($125,000) totalled $207,160, resulting in net proceeds to the Corporation of $819,840. The Corporation will use the net proceeds of the Special Warrant Offering for the completion of a development and feasibility program on the Ocampo Project, as well as for general working capital purposes.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and received, at an annual and special meeting of shareholders held on January 25, 2001, the approval of its shareholders to enter into one or more arm's length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporation's issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

During the twelve months ended July 31, 2000, the Corporation expended a total of $8,935,562 on exploration of the Ocampo Project and $262 on exploration of its mineral claims in the Province of Nova Scotia. The $8,935,562 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,885,562 for exploration work paid by cash outlay, and $4,050,000 for arm's length services and property acquisitions paid by the issuance of 1,750,000 shares valued at an average price of $2.31 per share. During this period, the Corporation raised gross proceeds of $1,040,000 by way of two private placements of 270,000 and 250,000 units, respectively, at a price of $2.00 per unit. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general working capital purposes. During the period, the Corporation received $984,850 from the exercise of options for the purchase of 951,800 Common Shares under the terms of the Corporation's Stock Option Plan, as well as $646,029 from the exercise of 1,214,304 common share purchase warrants. The common share purchase warrants were issued to holders of Gammon Lake Resources Incorporated in connection with certain reorganization transactions. During the period, the Corporation also received net proceeds of $5,022,582 from the exercise of rights for the purchase of 2,517,226 Common Shares under the terms of a rights offering completed on November 25, 1999. As at July 31, 2000, the Corporation had cash in the amount of $2,625,342 and working capital of $2,788,051.

During the twelve months ended July 31, 1999, the Corporation expended a total of $1,614,576 on exploration of its mineral claims in the State of Chihuahua, Mexico (Ocampo - $1,565,404; La Cuesta and Santa Maria - $49,172) and $10,281 on exploration of its mineral claims in the Province of Nova Scotia. The $1,614,576 of exploration expenditures allocated to the Ocampo Project during the period consisted of $964,576 for exploration work paid by cash outlay, and $650,000 for an arm's length property acquisition paid by the issuance of 500,000 shares valued at an average price of $1.30 per share. During this period, the Corporation raised gross proceeds of $738,638 by way of three separate private placements of units, comprised of 75,000 units at a price of $2.00 per unit, 107,143 units at a price of $1.40 per unit and 250,125 units at a price of $2.00 per unit, respectively. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Corporation received $580,800 from the exercise of options for the purchase of 484,000 common shares under the terms of the Corporation's Stock Option Plan, as well as $289,320 from the exercise of 964,400 common share purchase warrants at a price of $0.30 per common share. During the period, the Corporation also received $321,208 from the exercise of rights for the purchase of 247,083 common shares under the terms of a rights offering completed on December 14, 1998. As at July 31, 1999, the Corporation had cash in the amount of $1,129,652 and working capital of $1,001,230.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital upon completion of a planned property expenditure program. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation's properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals.

Gammon Lake Resources Inc.
Corporate Profile

Share Details as at November 30, 2001

Shares Issued:	20,680,066
Fully Diluted:	27,456,566
Trades Toronto Stock Exchange:	TSE
Symbol:	**GAM**

Officers and Directors:

Chairman of Board	Terence Donahoe, Q.C.
Chief Executive Officer	Bradley H. Langille
President	Fred George
Chief Financial Officer	Andrew J. Miller, C.A.
V.P. Operations	Terence F. Coughlan, B.Sc.
V.P. Exploration	Gregory K. Liller

Directors:	Fred George Terence Donahoe, Q.C. Bradley H. Langille Dale M. Hendrick, P. Eng., CFIM Terence F. Coughlan B.Sc.(Geology)
Auditors:	Grant Thornton LLP Suite 1100, 2000 Barrington Street Halifax, Nova Scotia B3J 2P8
Legal Counsel:	McInnes Cooper & Robertson 1601 Lower Water Street PO Box 730 Halifax, Nova Scotia B3J 2V1
Transfer Agent:	Computershare Investor Services 1800 McGill College Avenue Montreal, Quebec H3A 3K9
Bankers:	Royal Bank of Canada 7001 Mumford Road Halifax, N.S. B3L 2H8
Inquiries and Investor Relations:	Terence Donahoe, Q.C. 902 468-0614

Gammon Lake Resources Inc.

202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
Canada B3B 1T5

Tel: (902) 468-0614 Fax: (902) 468-0631
Web: www.gammonlake.com E-Mail: gammonl@sprint.ca
TSE : GAM

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member Firm of
Grant Thornton International

Grant Thornton

Gammon Lake Resources Inc.
Consolidated
Financial Statements

July 31, 2001 and 2000

Contents

	Page
Auditors' Report	1
Consolidated Statements of Loss and Deficit	2
Consolidated Balance Sheets	3
Consolidated Statements of Cash Flows	4
Notes to the Consolidated Financial Statements	5-15

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member Firm of
Grant Thornton International

Auditors' Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. as at July 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000, and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Halifax, Nova Scotia
October 26, 2001

Chartered Accountants

P.O. Box 426
Suite 1100 Cogswell Tower
2000 Barrington Street
Halifax, NS B3J 2P8
Tel: (902) 421-1734
Fax: (902) 420-1068

Gammon Lake Resources Inc.
Consolidated Statements of Loss and Deficit

For the years ended July 31	2001	2000
Interest income	$ 108,703	$ 133,646
Expenses		
Amortization	5,428	4,540
General and administrative	610,547	370,772
Management fees	36,000	36,000
Professional fees	947,027	552,728
Wages and benefits	70,253	64,222
	1,669,255	1,028,262
Losses before other item	(1,560,552)	(894,616)
Write-down of abandoned mineral properties and related deferred costs (Note 4)	150,784	44,064
Net loss	$ (1,711,336)	$ (938,680)
Deficit, beginning of year	$ (2,182,697)	$ (1,244,017)
Net loss	(1,711,336)	(938,680)
Deficit, end of year	$ (3,894,033)	$ (2,182,697)
Loss per share (Note 7)	$ (.09)	$ (.06)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Balance Sheets

July 31	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 469,915	$ 2,625,342
Commodity taxes	653,796	421,455
Other	76,930	-
Prepaids	657	12,526
	1,201,298	3,059,323
Capital assets (Note 3)	29,577	33,868
Mineral properties and related deferred costs (Notes 1, 2, 4 and 5)	22,583,821	11,713,818
	$ 23,814,696	$ 14,807,009
Liabilities		
Payables and accruals	$ 182,906	$ 271,272
Shareholders' Equity		
Capital stock (Note 6)	27,525,823	16,718,434
Deficit	(3,894,033)	(2,182,697)
	23,631,790	14,535,737
	$ 23,814,696	$ 14,807,009

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 5)
Subsequent events (Note 12)

On behalf of the Board

_________________________ Director _________________________ Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

Years ended July 31	2001	2000
Increase (decrease) in cash and cash equivalents		
Operating		
Net loss	**$ (1,711,336)**	$ (938,680)
Amortization	**5,428**	4,540
Write-off of abandoned mineral properties and related deferred costs	**150,784**	44,064
	(1,555,124)	(890,076)
Change in non-cash operating working capital (Note 8)	**135,930**	(167,791)
	(1,419,194)	(1,057,867)
Financing		
Net proceeds from issuance of capital stock	**4,507,389**	7,573,461
Investing		
Acquisition of capital assets	**(1,137)**	(10,740)
Expenditures on mineral properties and related deferred costs - net	**(4,720,787)**	(4,885,824)
Decrease (increase) in payables relating to mineral properties	**(162,444)**	231,850
Decrease in receivables relating to mineral properties	**(359,254)**	(355,190)
	(5,243,622)	(5,019,904)
Net (decrease) increase in cash and cash equivalents	**(2,155,427)**	1,495,690
Cash and cash equivalents		
Beginning of year	**2,625,342**	1,129,652
End of year	**$ 469,915**	$ 2,625,342
Cash flow per share from operations	**$ (0.07)**	$ (0.07)

See accompanying notes to the consolidated financial statements.

1. Nature of operations and going concern

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of properties. The Company will have to raise additional funds to complete acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

The amounts shown as mineral properties and related deferred costs represent costs to date and do not necessarily represent present or future values.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Significant accounting policies

Basis of presentation
These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly-owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

2. Significant accounting policies (continued)

Mineral properties and related deferred costs
Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The Company is in the process of exploring and developing its various properties and has not yet determined the amount of reserves available in its properties.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans
The Company has a stock option plan which is described in Note 6. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions
Assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Any foreign exchange translation adjustments are recognized in the period in which they occur.

Income taxes
Effective July 31, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively but had no effect on previously reported losses.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the financial statements.

3. Capital assets

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 6,752	$ 3,700	**$ 3,052**	$ 6,752	$ 2,392	$ 4,360
Exploration equipment	39,158	13,904	**25,254**	37,313	9,394	27,919
Furniture and equipment	2,957	1,686	**1,271**	2,957	1,368	1,589
	$ 48,867	$ 19,290	**$ 29,577**	$ 47,022	$ 13,154	$ 33,868

4. Mineral properties and related deferred costs

Year ended July 31, 2001

	Balance July 31, 2000	Expenditures during the year	Writedown	Balance July 31, 2001
Canada				
Harrigan Lake	$ 44,508	$ 1,280	$ (45,788)	$ -
Lawrencetown	104,896	100	(104,996)	-
	149,404	1,380	(150,784)	-
Mexico				
La Cuesta and Santa Maria	1,063,448	-	-	1,063,448
Ocampo	10,500,966	11,019,407	-	21,520,373
	11,564,414	11,019,407	-	22,583,821
	$ 11,713,818	$ 11,020,787	$ (150,784)	$ 22,583,821

During the year, the Company abandoned certain mineral properties and the related costs were written-off. During the year, $6,300,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

For the year ended July 31, 2000

	Balance July 31, 1999	Expenditures during the year	Writedown	Balance July 31, 2000
Canada				
Harrigan Lake	$ 44,508	$ -	$ -	$ 44,508
Lawrencetown	104,634	262	-	104,896
Mitchell Lake	35,633	-	(35,633)	-
New Brunswick	8,431	-	(8,431)	-
	193,206	262	(44,064)	149,404
Mexico				
La Cuesta and Santa Maria	1,063,448	-	-	1,063,448
Ocampo	1,565,404	8,935,562	-	10,500,966
	2,628,852	8,935,562	-	11,564,414
	$ 2,822,058	$ 8,935,824	$ (44,064)	$ 11,713,818

During the year, the Company abandoned certain mineral properties and the related costs were written off. During the year, $4,050,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

5. Commitments and contingencies

a) Expenditure commitments

Under the terms of the purchase agreement for the Lawrencetown property, the Company must pay $50,000 to the vendor, a shareholder of the Company, if the Company makes net expenditures in excess of $200,000 on the property.

b) Net smelter royalties

The terms of the purchase agreements for the Mitchell Lake, Lawrencetown, Harrigan Lake and New Brunswick properties provide that the Company shall pay to the vendors of each property, each vendor being a shareholder of the Company, a net smelter royalty of 1% for Mitchell Lake and 2% for Lawrencetown on any production from that individual property.

c) Option and joint venture agreement

After completion of the terms of an earlier option agreement with Minera Fuerte Mayo, S.A. de C.V. (Fuerte Mayo), the Company acquired a 60% ownership interest in 17 mining titles and has entered into a joint venture agreement with Fuerte Mayo. On March 5, 2001, after payment of U.S. $26,000, the Company completed a renegotiation of its earlier option and joint venture agreement with Fuerte Mayo. The amendments extend the due date for a final payment of U.S. $211,526 to such future date as the Ocampo property is sold.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property owned by Fuerte Mayo. Under the terms of the agreement, in order to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the joint venture agreement. The Company can then acquire the additional interest after completing Cdn $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proven gold reserves.

On April 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. (Soyopa) also amended its option and joint venture agreement. This agreement provides the Company with the option to acquire a 49% ownership in 17 mining claims (the "concessions"), provides for the formation of a joint venture between Soyopa and the Company and provides the Company with the option to acquire 100% of the issued and outstanding shares in Soyopa. The option and joint venture agreements designate the Company as the project operator with exclusive authority to negotiate the sale or joint venture of the project or the bringing of the project to production. Under the renegotiated terms, the Company has undertaken to:

- complete U.S. $2,000,000 in the exploration, drilling and development of the Soyopa lands and finance a third party pre-feasibility study of the Ocampo project on or before April 24, 2003.

Additionally, the amended option and joint venture agreements with Soyopa provide for the following option and acquisition payments to be made by the Company to complete the transactions:

- U.S. $225,000 on September 1, 2001;
- U.S. $17,525,000 on April 24, 2003 to purchase all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions; provided that the Company has the option to pay Soyopa, at any time prior to April 24, 2003, the sum of U.S. $4,525,000 to complete the acquisition by the Company of a 49% interest in the Concessions and in that event the balance of U.S. $13,000,000 is payable to Soyopa by the Company on or before April 24, 2003 whereby the Company shall acquire all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions.

5. Commitments and contingencies (continued)

On July 17, 2000, the Company entered into an agreement with Compania Minera Global S.A. de C.V. (Global) for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) to secure the right to acquire the remaining fifty-one percent (51%) interest in the claims and concessions set out in the agreement dated February 8, 2000.

As part of the consideration for the successful negotiation and execution of the agreement between Gammon and Soyopa and upon sale by Gammon of the lands, claims and concessions described in the prospectus agreement dated February 8, 2000, Gammon is required to pay Global U.S. $1,000,000.

6. Capital stock

Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of Common shares	Ascribed value
Balance – July 31, 1999	10,692,673	$ 5,094,973
Issued during the year ended July 31, 2000:		
For cash pursuant to a rights offering	2,517,226	5,022,582
For cash pursuant to private placements	520,000	1,040,000
For cash upon exercise of share purchase warrants	1,214,304	646,029
For cash upon exercise of share purchase options	951,800	984,850
Pursuant to joint venture and consulting agreements		
Minera Fuerte Mayo, S.A. de C.V. (Ocampo property)	500,000	650,000(1)
Minera Fuerte Mayo, S.A. de C.V. (Ocampo property)	250,000	625,000(2)
Minera Fuerta Mayo, S.A. de C.V. (Ocampo property)	500,000	650,000(3)
Minerales de Soyopa, S.A. de C.V. (Ocampo property)	500,000	2,125,000(4)
Less: Share issue costs		(120,000)
Balance – July 31, 2000	17,646,003	$ 16,718,434

6. Capital stock (continued)

Balance – July 31, 2000	17,646,003	$ 16,718,434
Issued during the year ended July 31, 2001:		
Pursuant to joint venture and consulting agreements		
Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property)	1,000,000	1,300,000(5)
Compania Minera Global S.A. de C.V. (Ocampo Property)	825,000	4,125,000(6)
Compania Minera Global S.A. de C.V. (Ocampo Property)	175,000	875,000(7)
For cash upon exercise of share purchase options	20,000	31,500
For cash upon exercise of warrants	14,063	35,158
For cash upon exercise of special warrants	1,000,000	5,000,000
Less: Share issue costs		(559,269)
Balance – July 31, 2001	20,680,066	$ 27,525,823

(1) Pursuant to the joint venture agreement, the Company issued 500,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $2.25 per share. The issuance has been recorded at the contract price of $1.30 per share.

(2) Pursuant to consulting services respecting a joint venture agreement, the Company issued 250,000 shares at a fixed price of $2.50 per share, representing previously granted common share purchase warrants with an expiration date of June 30, 2001. These common share purchase warrants were exercised during the period.

(3) Pursuant to the joint venture agreement, the Company issued 500,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $5.65 per share. The issuance has been recorded at the contract price of $1.30 per share.

(4) Pursuant to consulting services respecting the joint venture agreement, the Company issued 500,000 shares at a fixed price of $4.25 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $5.50 per share. The issuance has been recorded at the contract price of $4.25 per share.

(5) Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $4.00 per share. The issuance has been recorded at the contract price of $1.30 per share.

(6) Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(7) Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo, Chihuahua State, Mexico. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

These amounts have been capitalized to mineral properties and related deferred costs.

6. Capital stock (continued)

Escrow shares
As at July 31, 2001, 4,960,900 common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants
A summary of the 915,937 outstanding warrants to purchase common shares as at July 31, 2001 are as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
240,937	November 30, 2001	$ 2.50
500,000	December 31, 2001	$ 6.50
100,000	December 21, 2002	$ 5.50
75,000	July 31, 2002	$ 2.30

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 2,500,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 3,817,300 options have been granted pursuant to the Company's stock option plan of which 2,705,800 have been exercised. Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2001.

Holder	Number of Shares Under Option	Expiration Date	Exercise Price
Directors	5,000	April 20, 2003	$ 0.75
Directors	266,000	April 8, 2004	$ 1.20
Consultants	100,000	October 1, 2001	$ 2.00
Consultants	10,000	October 1, 2004	$ 2.00
Director	40,000	January 31, 2005	$ 2.40
Directors	650,000	April 25, 2006	$ 1.50
Consultants	40,500	April 25, 2006	$ 1.50

6. Capital stock (continued)

	2001			2000			1999		
Fixed Options	**Shares**		**Weighted Average Exercise Price**	Shares		Weighted Average Exercise Price	Shares		Weighted Average Exercise Price
Outstanding, beginning of year	**441,000**	**$**	**1.52**	1,016,000	$	0.87	750,000	$	0.75
Granted	**690,500**	**$**	**1.50**	876,800	$	2.02	750,000	$	1.20
Exercised	**(20,000)**	**$**	**1.58**	(1,451,800)	$	1.37	(484,000)	$	1.20
Outstanding, end of year	**1,111,500**	**$**	**1.64**	441,000	$	1.52	1,016,000	$	0.87
Options exercisable, end of year	**1,111,500**	**$**	**1.64**	441,000	$	1.52	1,016,000	$	0.87

7. Loss and cash flow per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year of 19,755,977 (2000 – 14,684,827)

Loss per share on a fully diluted basis would be as per above, as all factors are anti-dilutive.

8. Supplemental cash flow information

		2001		2000
Change in non-cash operating working capital:				
Receivables	**$**	**49,983**	$	(11,733)
Prepaids		**11,869**		(680)
Payables and accruals		**74,078**		(155,378)
	$	**135,930**	$	(167,791)
Cash and cash equivalents consist of:				
Cash on hand and balances with banks	**$**	**79,915**	$	325,342
Temporary money market instruments		**390,000**		2,300,000
	$	**469,915**	$	2,625,342
Interest and income taxes paid:				
Interest paid	**$**	**1,487**	$	4,084
Income taxes paid	**$**	**1,004**	$	250

9. Income taxes

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of loss.

	2001	2000	1999
Net loss reflected in consolidated statements of loss	**$ 1,711,336**	$ 938,680	$ 388,516
Expected income tax recovery at statutory rate	**772,155**	$ 423,532	$ 175,298
Valuation allowance	**(772,155)**	(423,532)	(175,298)
Income tax recovery recognized	**$ -**	$ -	$ -

At July 31, 2001, the Company's fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $3,640,289 which are due to expire as follows, unless applied against future taxable income of the Company.

	Canada	**Mexico**	**Total**
July 31, 2003	$ 7,357	$ -	$ 7,357
July 31, 2004	311,475	-	311,475
July 31, 2005	197,741	-	197,741
July 31, 2006	367,364	-	367,364
July 31, 2007	887,312	-	887,312
July 31, 2008	1,675,000	-	1,675,000
July 31, 2010	-	194,040	194,040
	$ 3,446,249	$ 194,040	$ 3,640,289

The future income tax benefits, if any, related to the deductions and losses have not been recognized in these financial statements.

10. Related party transactions

During the year ended July 31, the Company paid the following amounts to companies controlled by Directors:

10. Related party transactions (continued)

	2001	2000
Management fees	$ 36,000	$ 36,000
Mineral property exploration expenditures	46,731	43,269
Promotional fees	44,000	44,000
Professional fees	356,100	115,800
	$ 482,831	$ 239,069

As at July 31, 2000, there were advances in the amount of $45,000 to a director of the Company. This advance was repaid before July 31, 2001.

11. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, payables and related party debt. Unless otherwise noted, it is management's option that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

12. Subsequent events

a) On October 11, 2001, the Company entered into a private placement special warrants offering. The offering consisted of 1,975,000 special warrants at $0.52 per special warrant for gross proceeds of $1,027,000. Net proceeds from the special warrants offering, after deducting the underwriter's fee ($82,160) and expense of the offering ($125,000) were $819,840. Each special warrant is exercisable for one common share of the Company and one common share purchase warrant for no additional consideration. Each common share purchase warrant entitles the holder to acquire one common share for $0.65 until October 9, 2003. In support of this offering the Company has submitted for approval by the appropriate regulatory authorities a preliminary prospectus under a date of October 31, 2001.

The Company has also agreed to grant the underwriter, as additional consideration for the special warrant offering, 197,500 non-assignable broker's options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003.